

September 21, 2012

Via E-mail
Mr. Kurt P. Kuehn
Chief Financial Officer
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, GA 30328

> **Re:** **United Parcel Service, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-15451**

Dear Mr. Kuehn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Stock-Based Compensation, page 104

1. Refer to the roll-forward which presents the changes in the number of outstanding restricted units for the most recent reporting period (i.e., on page 106 of your filing). Please revise your presentation to separately disclose the activity related to (A) restricted units that vest solely based upon a service condition and (B) restricted units for which vesting is subject to the achievement of performance measures – that is, if applicable. Refer to FASB ASC 718-10-50-2g for further guidance.

Note 13. Income Taxes

2. Based upon the disclosure in Note 13 to your financial statements, as well as your discussion of "Other Matters" in MD&A (i.e., on page 50 of your Form 10-K), we note that you received reports from the IRS in June of 2011. These reports appear to have proposed additional tax assessments related to your income taxes filed for the tax years 2005 through 2007 and your excise taxes filed for the tax years 2003 through 2007. Based upon the tabular disclosure on page 113 of your Form 10-K, we note that the receipt of the IRS reports does not appear to have resulted in significant additions to (i.e., accruals for) unrecognized tax benefits attributable to tax positions of prior years. Lastly, we note your disclosure that you are not able to (A) estimate a possible loss or range of loss that may result from the tax matters raised by the IRS or (B) determine whether such loss, if any, would have a material adverse effect on your financial condition, results of operations, or liquidity.

   While we acknowledge that (a) you disagree with the assessments proposed by the IRS, (b) you have protested the IRS assessments and filed protective tax refund claims, and (c) it may be pre-mature to conclude that a loss related the IRS tax assessments is probable, it is not clear to us why you are unable to estimate the amount of possible loss, a range of possible losses, and/or the potential materiality thereof. In this regard, it would appear that either the aggregate tax assessment proposed by the IRS, or the range of amounts from $0 to the aggregate tax assessment, would reflect an appropriate estimate of either the reasonably possible loss or the range of reasonably possible losses, respectively. Therefore, please revise your disclosure to quantify the aggregate amount of the tax assessments proposed by the IRS or advise. As part of both your response and your revised disclosure, please also clarify whether any portion of the amounts proposed in the IRS reports was contemplated and accrued for in connection with your accounting for unrecognized tax benefits.

3. We note your disclosure that you have filed tax refund claims in excess of the tax assessments proposed in the IRS reports received in June of 2011. We note further that the tax refund claims have been cited as one of a multitude of factors that prevents you from being able to estimate the amount of loss, if any, that may result from the IRS's proposed tax assessments. Per the disclosure on page 113 of your Form 10-K, it appears that at least a portion of your tax refund claims (A) may already be reported in your balance sheet accounts and (B) may have been initially recognized prior to the receipt of the IRS report and the related tax assessments. However, your footnote disclosure regarding the IRS reports suggests that the additional tax assessments that were proposed in June of 2011 may not be accrued for or reflected in your balance sheet accounts. In this regard, we note that even if your tax refund claims are deemed appropriate by the IRS and include a right of offset, they may only mitigate your cash flow risk. Therefore, it appears that the tax assessments proposed by the IRS could still impact your reported results (i.e., on your income statement) and your financial condition (i.e., per your balance sheet) in future periods.

Given the observations noted above, it does not appear that your tax refund claims should impact (a) your disclosure of the reasonably possible loss or range of losses attributable to the IRS's tax assessments or (b) current or future accruals for losses that are or become probable and estimable. Therefore, please clarify for us the extent to which you have relied upon your tax refund claims in determining that (I) a loss associated with the tax assessments proposed by the IRS is not probable and estimable and (II) you are unable to estimate and disclose a reasonably possible loss or range of losses attributable to such matters. In connection with your response, please also explain to us and, as appropriate, disclose whether or not you gave consideration to the possibility of additional tax assessments that may be administered for periods subsequent to 2007 – that is, based upon similar tax theories, principles, laws, regulations, and/or interpretations – upon concluding that your filed refund claims exceed the IRS's proposed tax assessments. Similarly, if applicable, tell us and disclose whether your accrual for unrecognized tax benefits gives effect to any amounts that may be assessed for periods subsequent to 2007, based upon similar tax theories, principles, laws, regulations, and/or interpretations. If no amounts have been reflected in the accrual for unrecognized tax benefits, your response should explain to us how you have concluded that it is more likely than not that all tax positions that (i) may have been taken prior to or subsequent to 2007 and (ii) relate to items currently challenged by the IRS will be sustained upon appeal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief